Silver Screen Partners Second Quarter Report

June 30, 1996





DEAR LIMITED PARTNER:

     As discussed in previous reports, the Partnership has received all payments from HBO and has recovered at least its full investment in each of its seven films. Cumulative distributions to date total $88 million.

     Two issues must be resolved before the Partnership can dissolve. First, we plan to sell the U.S. home video rights and any other residual rights to our films. We do not expect these revenues to be significant. Until the rights are sold, it is unlikely that the films will generate additional revenue; therefore, no cash distributions are planned. Second, the New York City tax issue, discussed in Note 3 to the financial statements, must be resolved. We will continue to operate Silver Screen Partners until these issues are settled. We will keep you informed of any updates regarding these matters.

     Our Third Quarter Report will be mailed in October. If you need any assistance in the meantime, please contact our Investor Relations Department between the hours of 10 A.M. and 2 P.M.

Sincerely,





/s/ Roland W. Betts
- -------------------
Roland W. Betts
 President

BALANCE SHEETS (UNAUDITED)

                                                         June 30, 1996     December 31, 1995
                                                         -------------     -----------------
ASSETS

Current assets:
Cash ................................................      $    25,313           $    28,031
Temporary investments (at cost plus accrued interest,
  which approximates market) (Note 1) ...............        3,098,626             3,094,515
                                                           -----------           -----------
                                                           $ 3,123,939           $ 3,122,546
LIABILITIES AND PARTNERS' EQUITY

Current liabilities:
Due to managing general partner .....................      $     7,608           $     6,969
                                                           -----------           -----------
Total current liabilities ...........................            7,608                 6,969
Contingency liability (Note 3) ......................          946,000               946,000
Other liabilities ...................................        1,011,010             1,032,723
                                                           -----------           -----------
Total liabilities ...................................      $ 1,964,618           $ 1,985,692
                                                           -----------           -----------
Partners' equity:
General partners ....................................      $  (728,502)          $  (728,727)
Limited partners ....................................        1,887,823             1,865,581
                                                           -----------           -----------
Total partners' equity ..............................        1,159,321             1,136,854
                                                           -----------           -----------
                                                           $ 3,123,939           $ 3,122,546
                                                           ===========           ===========


                       See notes to financial statements.

STATEMENTS OF OPERATIONS (UNAUDITED)

                                                     Three Months        Six Months      Three Months        Six Months
                                                            Ended             Ended             Ended             Ended
                                                    June 30, 1996     June 30, 1996     June 30, 1995     June 30, 1995
                                                    -------------     -------------     -------------     -------------
REVENUES:

Film revenues (Note 2) ........................        $   1,658         $   5,514         $   1,844         $   3,901
Interest income ...............................           41,360            83,278            46,247            90,509
                                                       ---------         ---------         ---------         ---------
                                                          43,018            88,792            48,091            94,410

COSTS AND EXPENSES:

General and administrative expenses ...........           25,921            66,325            53,840            93,170
                                                       ---------         ---------         ---------         ---------
Net income (loss) before taxes ................           17,097            22,467            (5,749)            1,240
Income tax (Note 3) ...........................             --                --                --             746,000
                                                       ---------         ---------         ---------         ---------
Net Income (loss) .............................        $  17,097         $  22,467         $  (5,749)        $(744,760)
                                                       =========         =========         =========         =========

NET INCOME (LOSS) ALLOCATED TO:

General partners ..............................        $     171         $     225         $     (57)        $  (7,448)
Limited partners ..............................           16,926            22,242            (5,692)         (737,312)
                                                       ---------         ---------         ---------         ---------

                                                       $  17,097         $  22,467         $  (5,749)        $(744,760)
                                                       =========         =========         =========         =========
Net income (loss) per a $500 limited
  partnership unit (based on
  165,639 units outstanding) ..................        $    0.10         $    0.13         $   (0.03)        $   (4.45)
                                                       =========         =========         =========         =========


                       See notes to financial statements.



STATEMENTS OF PARTNERS' EQUITY (UNAUDITED)

                                                                                           Year Ended December 31, 1995
                                                                                     and Six Months Ended June 30, 1996
                                                                 ======================================================
                                                                 General Partners     Limited Partners         Total
                                                                 ----------------     ----------------         -----
Balance, January 1, 1995 ...................................        $  (721,702)       $ 2,561,014         $ 1,839,312
Net loss, 1995 .............................................             (7,025)          (695,433)           (702,458)
Distributions, 1995 ........................................               --                 --                  --
                                                                    -----------        -----------         -----------
Balance, December 31, 1995 .................................           (728,727)         1,865,581           1,136,854
NET INCOME, SIX MONTHS 1996 ................................                225             22,242              22,467
DISTRIBUTIONS DURING SIX MONTHS 1996 .......................               --                 --                  --
                                                                    -----------        -----------         -----------
                                                                    $  (728,502)       $ 1,887,823         $ 1,159,321
                                                                    ===========        ===========         ===========


                       See notes to financial statements.

STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                       Six Months Ended   Six Months Ended
                                                          June 30, 1996      June 30, 1995
                                                       ----------------   ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss) ......................................    $  22,467        $(744,760)
Adjustments to reconcile net income to net cash provided
  by operating activities:
  Decrease in accrued interest receivable ................        971           13,741
Net change in operating assets and liabilities:
  Increase (decrease) in due to managing general partner          639           (5,545)
  Increase in contingent liability .....................         --            746,000
  (Decrease) increase in other liabilities .............      (21,713)           6,203
                                                            ---------        ---------
Net cash provided by operating activities ..............        2,364           15,639
                                                            ---------        ---------

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of temporary investments, net .................       (5,082)         (40,846)
                                                            ---------        ---------
Net cash used in investing activities ..................       (5,082)         (40,846)
                                                            ---------        ---------

CASH FLOWS FROM FINANCING ACTIVITIES:

Distribution to partners ...............................         --               --
                                                            ---------        ---------
Net cash used in financing activities ..................         --               --
                                                            ---------        ---------
Net decrease in cash ...................................       (2,718)         (25,207)
Cash, beginning of year ................................       28,031           42,974
                                                            ---------        ---------
Cash at end of six months ..............................    $  25,313        $  17,767
                                                            =========        =========


                       See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS


1.  TEMPORARY INVESTMENTS

Temporary investments represent investments in commercial paper.


2.  FILM REVENUES

The film investments aggregated approximately $73,000,000 and have been fully amortized. Film revenues are recognized when earned as reported by each distributor. During the first six months of 1996, the Partnership received approximately $5,514.


3.  CONTINGENT LIABILITY

The Partnership's tax returns were audited by the City of New York and received assessments for unincorporated business tax of $675,887 covering the period from June 8, 1983 (inception) through December 31, 1990. It is anticipated that additional assessments, approximating $70,000, will be issued for the years subsequent to December 31, 1990. All assessments are subject to interest at a rate which has fluctuated over the years from 6% to 12%.

As a result of a hearing held with the New York City Department of Finance, a determination was rendered to the Partnership which upholds the assessment of $414,801 covering the period June 8, 1983 through December 31, 1985.

On March 1, 1995 the Partnership, through counsel, denied liability to the unincorporated business tax and appealed the determination to the Commissioners of the Tax Appeals Tribunal, also a New York City administrative body.

While the Partnership is vigorously contesting the determination, there can be no assurance that it will prevail in its position.

Silver Screen Management, Inc.
Chelsea Piers-Pier 62
Suite 300
New York, NY 10011
(212) 336-6700




C 1996 Silver Screen Management, Inc..